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                               RECENT DEVELOPMENTS

INTERNATIONAL RELATIONS

         Since October 2000 relations between Israel and the Palestinian Authority have deteriorated, and Israel has experienced continuing unrest in areas administered by the Palestinian Authority as well as terror attacks against Israeli targets and citizens. Israel is currently constructing a security fence between Israel and the West Bank. Already credited with preventing several terrorist attacks in Israel, the security fence is intended to bring about a secure environment in Israel, which may foster the commencement of negotiations between Israel and the Palestinian Authority.

         Although Israel has expressed its support for the performance-based, multi-phase plan to end the Israeli-Palestinian conflict, known as the Road Map, it is not clear that the Road Map can be successfully implemented by Israel and the Palestinian Authority. Prime Minister Sharon has recently indicated that, under certain circumstances, Israel may consider taking steps to unilaterally disengage from the Palestinians.

         On February 23, 2004, at the request of the UN General Assembly, hearings relating to the legality of the construction of Israel's security barrier began at the International Court of Justice in The Hague, or the ICJ, which hearings may result in the issuance by the ICJ of a non-binding legal advisory opinion. Israel has submitted its written position paper which questioned the jurisdiction of the ICJ in this matter. In essence, Israel maintained that any attempt to discuss the alleged illegality of the security fence, without referring to the illegality of the terrorism which is the reason for the creation of the fence, is unjust and unfair. The United States, Britain and most other countries of the European Union have questioned the appropriateness of the hearings given the current efforts to negotiate a settlement between Israel and the Palestinian Authority pursuant to the Road Map.

         In the second half of 2003, Israel has seen a generally positive geopolitical shift in the region. As a result of the United States-led Operation Iraqi Freedom, Iraq no longer poses an imminent threat to Israel. Libya announced its intention to disarm its weapons of mass destruction and Syria expressed interest in recommencing negotiations with Israel. The disarmament of Iraq and the announcements by Libya and Syria are viewed as positive developments for Israel's security.

THE ECONOMY

         According to national account data produced by the Israeli Central Bureau of Statistics, Gross Domestic Product ("GDP") per capita in 2003 was $16,248. GDP for the year ended December 31, 2003 increased by 1.3%, following a 0.8% decrease in the year ended December 31, 2002 and a 0.9% decrease in the year ended December 31, 2001. The increase in GDP in 2003 reflects a 1.8% increase in private consumption, a 6.2% increase in exports and a 1.8% decrease in imports. Fixed investment declined by 5.0% following a decline of 9.2% in 2002. Public consumption decreased by 1.0% after an increase of 5.7% in 2002, mainly as a result of decreases in military expenditures. The

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recovery of the global economy, the improvement in the domestic security situation in Israel and the new geopolitical environment following the war in Iraq were the main factors affecting Israel s positive economic growth in 2003. The pace of the growth rate (in annual terms) accelerated over the 2002-2003 period as follows: from 0% in the first half of 2002, to 0.8% in the second half of 2002, to 1.2% in the first half of 2003 and finally to 1.7% in the second half of 2003.

         Business sector product increased by 1.6% in 2003, following decreases of 2.8% in 2002 and 2.6% in 2001.

         According to national account data produced by the Israeli Central Bureau of Statistics, exports of goods and services (excluding start-up companies and diamonds) increased (in real terms) by 5.4% in 2003 after declining by 6.8% and 6.7% in 2002 and 2001, respectively. The recovery of exports was parallel with increased global demand, especially in the United States (which receives approximately one-third of Israel's exports of goods), and the recovery in the high-tech sector, which accounts for approximately half of Israel's total exports. The real depreciation of the shekel in 2002 and the decrease in wages in 2002 and 2003 were also key factors affecting exports in 2003. According to foreign trade data produced by the Israeli Central Bureau of Statistics, total exports in 2003 and 2002 were $27,707 million and $25,639 million, respectively. Agricultural exports were approximately $706 million in 2003, compared to $620 million in 2002, while industrial exports were approximately $19,082 million in 2003, compared to $18,060 million in 2002.

         According to national account data produced by the Israeli Central Bureau of Statistics, imports of goods and services (excluding diamonds and defense) decreased (in real terms) by 2.0% in 2003 after declines of 7.4% and 3.2% in 2002 and 2001, respectively. According to foreign trade data produced by the Israeli Central Bureau of Statistics, total imports in 2003 and 2002 were $33,709 million and $32,557 million, respectively. Imports of consumer goods were approximately $4,257 million in 2003, compared to $4,335 million in 2002, while imports of production inputs (excluding diamonds) were $13,034 million in 2003, compared to $12,607 million in 2002. Imports of investment goods were approximately $5,267 million in 2003, compared to $5,504 million in 2002.

         As a result of these developments in exports and imports, the trade account deficit (based on total exports and total imports) declined in 2003 by approximately 2% of GDP.

         According to the Israeli Central Bureau of Statistics, tourist arrivals by air, responding to the improvement in the geopolitical security environment, increased by 24.9% in 2003, after decreasing by 26.6% and 45.8% in 2002 and 2001, respectively. In the second half of 2003, tourist arrivals increased by 41.0% (seasonally adjusted) compared to the same period in 2002. Receipts from foreign tourism in 2003 increased to $0.96 billion, compared to $0.92 billion in 2002.

         The average unemployment rate in 2003 was 10.7%, compared to 10.3% in 2002. There were approximately 279,700 unemployed persons in Israel in 2003, an increase of

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6.6% compared to 2002. In 2003, the number of Israeli employees increased by
2.0% and the number of foreign workers decreased by approximately 17.5%. The labor force participation rate increased to 54.5% in 2003, compared to 54.1% in 2002. Real wages, which fell in 2002 by 6.0%, declined by 3.3% in 2003. In 2003, real wages in the business sector and the public sector declined by 3.0% and 3.7%, respectively.

         The year-end inflation rate for 2003, measured by the consumer price index, or CPI, was minus 1.9%, which represented a sharp decline from the 6.5% year-end inflation rate for 2002 and was below the 1-3% inflation target for 2003. The main factors affecting the development of prices in 2003 were the appreciation of the shekel against the U.S. dollar, the low level of economic activity and high real interest rates.

         Manufacturing decreased by 0.2% and 1.9% in real terms in 2003 and 2002, respectively. In 2003, the production of electronic components, which is 6.7% of the manufacturing sector, increased by 0.4%, after declining by 10.2% and 11.9% in 2003 and 2002, respectively.

FOREIGN INVESTMENT

         According to the Bank of Israel, net investment in Israel by nonresidents during 2003 totaled $5.7 billion, compared to $3.6 billion in 2002. Net investment by nonresidents includes direct foreign investments, investments in Israeli securities traded on the Tel Aviv Stock Exchange and on foreign exchanges, direct credit to residents (excluding suppliers of trade finance) and deposits by nonresidents in Israeli banks. Foreign direct investment increased from $1.6 billion in 2002 to approximately $3.7 billion in 2003.

         Foreign currency reserves grew from $8.3 billion at the end of 1995 to $26.1 billion at the end of 2003. Israel has not maintained gold reserves since 1992.

THE CURRENT ACCOUNT

         According to the Central Bureau of Statistics, in the first nine months of 2003, the seasonally adjusted current account surplus was $0.4 billion, compared to a deficit of $0.8 billion in the same period in 2002. The improvement in the current account balance reflects an increase in exports while imports continued to decline. The current account balance has improved steadily since the mid-1990s.

THE FINANCIAL SYSTEM

         The easing of economic and geopolitical uncertainty in 2003 led to a reduction in Israel's risk premium and a consequent improvement in financial markets. The factors contributing to this improvement were the election of a new government in January 2003, the Knesset's approval of the comprehensive economic program (which is described below under the heading "- Public Finance"), the positive changes in the geopolitical environment as a result of Operation Iraqi Freedom and the approval by the United States of a program to provide up to $9 billion in loan guarantees for Israel. According to the Bank of Israel, the shekel appreciated in 2003 as against both the U.S. dollar and the

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currency basket. In 2003, the exchange rate of shekels to U.S. dollars decreased by 7.6% and the value of the currency basket against the shekel decreased by 1.6%. In real terms, given the low inflation in Israel in 2003, the shekel depreciated by approximately 5.0% against the currency basket. Nominal and real long-term yields on domestic public debt have declined continuously in 2003: yields on ten-year non-linked fixed-rate bonds fell from an average of 11.4% in January 2003 to an average of 7.0% in December 2003 and yields on ten-year indexed bonds fell from an average of 5.9% in January 2003 to an average of 4.1% in December 2003.

         In April 2003, after inflation expectation for the coming fiscal year declined to below the upper limit of the inflation target and the level of uncertainty in the markets improved, the Bank of Israel began to reduce the key interest rate. The Bank of Israel reduced the key interest rate by 370 basis points, to 5.2%, in the April - December 2003 period. In the first quarter of 2004 through the date of this prospectus supplement, the Bank of Israel further reduced the key interest rate by 90 basis points, to 4.3%.

PUBLIC FINANCE

         According to the Accountant General of the Ministry of Finance, the budget deficit as a percentage of GDP in 2003 was 5.6%, compared to 3.8% in 2002. As a result of lower than expected revenues, which partially stemmed from the decrease in tax collections, Israel did not meet its 2003 budget deficit target of 3.0%. The economic recession, coupled with a sharp decrease in wages and private consumption in early 2003, served to significantly lower tax revenues and other government revenues, which totaled NIS 175.4 billion in 2003. Tax revenues decreased by 2.5% in 2003 in real terms compared to 2002. Government spending, which was lower than forecasted in the original budget, reached NIS 201.3 billion resulting in an accumulated budget deficit of NIS 27.7 billion (excluding credit).

         In May 2003, in order to support rapid recovery and long-term sustainable growth, the Knesset adopted a comprehensive economic plan that includes NIS 11 billion in estimated budget adjustments (2.2% of GDP) consisting mostly of budget cuts and significant long-term structural economic reforms. The reforms are intended to reduce the size of the public sector and reduce wages, accelerate the implementation of the tax reforms, add restrictions on private bills with fiscal consequences, reform pension funds, reform the capital markets, enhance privatization of government companies and improve the investment infrastructure.

         The State Budget for 2004 is NIS 208.9 billion and the deficit target for 2004 is NIS 20.6 billion. The budget is based on a projected 2.5% real GDP growth in 2004 and seeks to achieve a deficit of 4% of GDP in 2004. The main components of the 2004 State Budget are:

         - a 1% cut in government expenditures (excluding debt repayment and allocation of credit, measured in terms of 2003 budget prices);

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         -        accelerated privatization of government companies, including
                  Bezeq, The Israel Telecommunications Corp., Ltd., Bank Leumi, Israel Discount Bank and certain oil refineries;

         - continued implementation of the extensive tax reform program and reduced labor tax rates through 2006;

         - increased investment in infrastructure (up to NIS 20 billion), with an emphasis on the development of railroads; and

         - ongoing labor market reform, including the reduction of illegal foreign workers.

         Net public debt as of December 31, 2003 was NIS 428.6 billion (86.7% of GDP), of which NIS 14.9 billion was foreign debt, compared to net public debt of NIS 430.8 billion as of December 31, 2002.

         In April 2003, the United States approved $9 billion in loan guarantees for the State of Israel, which may be issued in fiscal years 2003-2006. The proceeds of the issuances of guaranteed loans may be used to refinance existing debt. Israel has made certain commitments with respect to its comprehensive economic plan in connection with the loan guarantee program. In 2003, Israel issued $2.35 billion of guaranteed loans under the loan guarantee program.

         In July 2003, Israel sold 3.54% of the outstanding shares of state-owned Bezeq and, in November 2003, Israel sold an additional 5.25% of the shares. In January 2004, Israel sold the remaining 49% of formerly state-owned Zim Israel Navigation Company.

         The date of this description of the State of Israel is February 26, 2004. Certain figures for 2003 are provisional and are subject to year-end adjustments.